OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Central European Media Enterprises, Ltd.
(Name of Issuer)
Class A Common Stock, par value $0.08 per share
(Title of Class of Securities)
G20045202
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G20045202

1	NAMES OF REPORTING PERSONS Eric Semler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		3,182,090

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,182,090

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,182,090

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.8%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	G20045202

1	NAMES OF REPORTING PERSONS TCS Capital GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		3,162,690

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,162,690

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,162,690

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.8%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	G20045202

1	NAMES OF REPORTING PERSONS TCS Capital Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		1,996,053

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,996,053

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,996,053

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.6%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

SCHEDULE 13G
This Amendment No. 4 (“Amendment”) to Schedule 13G (the “Schedule 13G”), relating to shares of class A common stock, par value $0.08 per share (the “Common Stock”), of Central European Media Enterprises, Ltd., a corporation formed and organized under the laws of Bermuda (the “Issuer”), is being filed on behalf of TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”), Eric Semler the principal of TCS GP and TCS Select GP, LLC (“TCS Select GP”), and TCS Capital Investments, L.P., a Cayman Islands Exempted Limited Partnership (“TCS Offshore).
The Schedule 13G relates to (A) shares of Common Stock of the Issuer purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), and (iii) TCS Offshore; (B) shares of Common Stock of the Issuer purchased by Eric Semler and TCS Select GP for the account of TCS Select, L.P. a Delaware limited partnership (“TCS Select”); and (C) shares of Common Stock owned by TCS Offshore. TCS Capital holds 180,080 shares of the Common Stock, TCS Capital II holds 986,557 shares of the Common Stock, TCS Offshore holds 1,996,053 shares of the Common Stock, and TCS Select holds 19,400 shares of the Common Stock. TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Offshore; TCS Select GP acts as general partner to TCS Select; and Mr. Semler, as manager of TCS GP and TCS Select GP, controls the investment decisions of TCS GP and TCS Select GP.
This Amendment is being filed to amend and restate Item 4 as follows:
Item 4 Ownership.
(a)
TCS GP (as the general partner of TCS Offshore, TCS Capital II and TCS Capital) may be deemed the beneficial owner of 3,162,690 shares of Common Stock, Eric Semler (as the principal of TCS GP and TCS Select GP) may be deemed the beneficial owner of 3,182,090 shares of Common Stock, and TCS Offshore. is the beneficial owner of 1,996,053 shares of Common Stock.

(b)
TCS GP may be deemed the beneficial owner of 8.8% of the outstanding shares of Common Stock, Eric Semler may be deemed the beneficial owner of 8.8% of the outstanding shares of Common Stock and TCS Offshore is the beneficial owner of 5.6% shares of Common Stock. These percentages are determined by dividing 3,162,690 and 3,182,090 and 1,996,053 respectively, by 35,961,948, the number of shares of Common Stock issued and outstanding as of October 30, 2007, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 1, 2007.

(c)
As the general partner of TCS Offshore, TCS Capital II and TCS Capital, TCS GP has the sole power to vote and dispose of the 3,162,690 shares of Common Stock. As the principal of TCS GP and TCS Select GP, Eric Semler has the sole power to vote and dispose of the 3,182,090 shares of Common Stock. TCS Offshore. has the sole power to vote and dispose of 1,996,053 shares of Common Stock that it holds.

Exhibits  Exhibit 1
Joint Filing Agreement by and among TCS Capital Investments, L.P., TCS Capital GP, LLC and Eric Semler.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

TCS Capital GP, LLC
By:	/s/ Eric Semler
Name: Eric Semler
Title: Managing Member

TCS Capital Investments, L.P.
By:	TCS Capital GP, LLC, general partner

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
Eric Semler